December 28, 2011

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:            The Hartford Alternative Strategies Fund (SEC File No. 811-22610) (the “Fund”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided in a letter to me dated October 24, 2011 with respect to the Fund’s registration statement filed on Form N-1A on September 30, 2011.  On behalf of the Fund, we have reproduced your comments below and provided the Fund’s responses immediately thereafter.

Additionally, and also on behalf of the Fund, we note that the Fund’s registration statement was not filed under the Securities Act of 1933, as amended, and the Fund’s shares are not publicly offered.  To the extent that the Fund considers revising the registration statement in connection with a comment below, it will do so in the Fund’s annual update filing and does not intend to file an amended registration statement prior to such filing.  Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Prospectus

1.           Comment:              Item 8.  Financial Intermediary Compensation

Please confirm to the staff that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares.

Response:                                        The Fund confirms that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares.

2.           Comment:              Item 9.  Commodities Strategy

This section provides that, “[T]he commodities strategy . . . may invest up to 25% of its assets in a wholly owned subsidiary of the Fund formed in the Cayman Islands (the ‘Subsidiary’).” Disclose (where applicable) the information requested below:

a)                    Confirm to the staff that all subsidiary expenses will be included in the Fund’s fee table.

Response:                                        General Instruction B.2.(b) of Form N-1A requires that a registration statement filed only under the Investment Company Act of 1940, as amended (the “1940 Act”) exclude, among other items, Item 3 of the Form, which contains the fee table disclosure.  As the Fund’s registration statement was filed only under the 1940 Act, and Form N-1A does not require that the fee table be included, a fee table for the Fund is not included in its registration statement.  Accordingly, the Fund respectfully declines to make the proposed change.

b)                   Disclose that the subsidiary will be managed pursuant to the Fund’s compliance policies and procedures, (i.e., that the subsidiary will be managed subject to the same investment policies and restrictions as well as requirements applying to accounting, affiliated transactions, capital structure and leverage, liquidity, brokerage and valuation as the Fund).

Response:                                        The Investment Risks section of the Fund’s Statement of Additional information currently states:

“The Subsidiary is . . . managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund.”

c)                    Disclose who will pay the adviser for the investment management services it will provide to the subsidiary.

Response:                                        The Subsidiary pays a fee to the adviser for investment advisory services.  The “Expense Caps and Waivers” portion of the Management, Organization, and Capital Structure section of the Fund’s Prospectus currently states:

“The Investment Manager has also contractually agreed to waive the management fee in an amount equal to the management fee paid to it by the Subsidiary.”

d)                   Disclose whether the financial statements of the subsidiary will be consolidated with the Fund’s financial statements in the Fund’s annual and semi-annual reports. Please confirm that the subsidiary’s financial statements will be audited and filed with the Securities and Exchange Commission (the “Commission”).

Response:                                        The Investment Risks section of the Fund’s Statement of Additional information currently states:

“The financial statements of the Subsidiary will be consolidated with the financial statements of the Fund in the Fund’s Annual and Semi-Annual Reports.”

The Fund confirms that the Subsidiary’s financial statements will be audited and filed with the Commission as a result of their consolidation with the Fund’s financial statements.

e)                    Please confirm that the wholly owned subsidiary of the Fund will enter into an advisory contract pursuant to the requirements of Section 15(a) of the Investment Company Act of 1940.

Response:                                        The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies.  Accordingly, it is not intended for the advisory contract for the Subsidiary to comply with Section 15 of the 1940 Act.

f)                      Please confirm that the subsidiary will comply with Sections 10 and 16 of the 1940 Act regarding the subsidiary’s Board of Directors.

Response:                                        The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies.  Accordingly, neither the Subsidiary nor its Board of Directors intends to comply with Sections 10 and 16 of the 1940 Act.

g)                   Please confirm whether the subsidiary will have the same custodian and auditor as the Fund.

Response:                                        The Fund confirms that the Subsidiary will have the same custodian and auditor as the Fund.

h)                   Please provide an analysis to the staff whether the Fund’s investment in the subsidiary is considered a liquid investment.

Response:                                        The Fund believes that it is appropriate to treat its investment in the Subsidiary as a liquid investment to the same extent as the underlying holdings of the Subsidiary are considered liquid.  Accordingly, the Fund will look through to the holdings of the Subsidiary to determine whether a given holding may be disposed of in the ordinary course of business within seven days at approximately the price at which the Subsidiary has valued it.  To the extent this requirement is met, the Fund will treat the portion of its investment in the Subsidiary represented by that holding as a liquid investment.  The Fund notes that, in this way, the liquidity of the Fund’s investments will be determined on a consolidated basis with the Subsidiary.

i)                       Please confirm whether the Fund will (i) consent to service of process on the subsidiary and examinations of the subsidiary’s books and records; and (ii) have the subsidiary’s board execute the Fund’s post-effective amendments.

Response:                                        The Fund confirms that a designation of a domestic (U.S.) agent for service of process for the Subsidiary will be made and also consents to the examination of the

Subsidiary’s books and records by the Commission to the same extent that the Fund’s books and records are subject to inspection by the Commission.

Form N-1A requires that a registration statement filed only under the 1940 Act only be executed by the issuer (through one representative) and, unlike for registration statements also filed under the Securities Act of 1933, as amended, does not require that a majority of the issuer’s board of directors execute the registration statement.  As it is currently intended that amendments to the Fund’s registration statement will be filed only under the 1940 Act, the Subsidiary’s board will not execute amendments to the Fund’s registration statement.

3.           Comment:              Item 9.  Emerging Markets Debt Strategy

The disclosure in this section states that the Fund will seek to fully replicate the Barclays Capital Emerging Markets Tradable Index.  Is there a maturity strategy or credit quality criterion associated with the index?  If so, please disclose such information.

Response:                                        To be included in the Barclays Capital Emerging Markets Tradable Index, a security must meet certain criteria.  The Fund will consider this comment in connection with its annual update filing.

4.           Comment:              Item 9.  Emerging Markets Equity Strategy

In the last sentence of the second paragraph in this section, you state, “[T]he Fund may invest more than 50% of its assets in derivatives, including total return swaps, for currency and commodity exposure.”  The Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).  Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:                                        The Fund believes that the disclosure regarding its use of derivatives outlines how such derivatives are expected to be used in connection with the Fund’s principal investment strategy. Accordingly, the Fund has not made any revisions to the registration statement in response to this comment.

5.           Comment:              Main Risk:  Swaps Risk

This section of the prospectus describes the risk associated with the Fund’s use of swaps.  Additionally, the disclosure on page 14 of the Statement of Additional Information, states that the Fund may sell credit default swaps.  Please confirm to the staff that the Fund will cover the full notional amount of the underlying instrument when selling credit default swaps.

Response:                                        The Fund has the ability to sell credit default swap agreements.  Whenever the Fund sells a single name credit default swap agreement, the Fund will cover the full notional value of the swap.  For all other swap positions, market value is used with consideration to offsetting positions transacted with the same counterparty.

6.           Comment:              About The Fund’s Investment Goal

The prospectus states that the Fund’s investment goal may be changed without the shareholders’ approval.  Please clarify what advance notice will be provided to shareholders.

Response:                                        The Fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval.  The Fund does not have a specific policy regarding provision of advance notice in the event of a change in the Fund’s investment goal.  Accordingly, the Fund will consider whether advance notice to shareholders is appropriate based on the nature and extent of the change.

7.           Comment:              Disclosure of Portfolio Holdings

If applicable, disclose that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website.

Response:                                        The Fund will revise the disclosure consistent with this comment in its annual update filing.

8.           Comment:              Expense Caps and Waivers

If the Investment Manager is entitled to be reimbursed or recoup any of the expenses it previously waived under its contractual agreement with the Fund, please disclose the terms and conditions of such recoupment in the prospectus.

Response:                                        Amounts reimbursed under the Fund’s expense reimbursement agreement may not be recouped by the Investment Manager.

9.           Comment:              Legal Proceedings

In this section of the registration statement, you describe two derivative lawsuits filed against the Fund’s Investment Manager.  Please confirm to the staff that the Fund has filed all necessary documents with the Commission in accordance with Section 33 of the 1940 Act.

Response:                                        The Fund confirms that, with respect to the derivative lawsuits disclosed in the Prospectus, any documents required to be filed under Section 33 of the 1940 Act have been filed with the Commission.

10.     Comment:             Frequent Purchases and Redemptions of Fund Shares

The disclosure states that the Board has adopted policies and procedures with respect to frequent purchases and redemptions.  Item 11(e)(4)(iii) of Form N-1A requires that these policies, procedures, and restrictions be described with specificity. Please revise the disclosure accordingly.

Response:                                        The Fund will revise the disclosure consistent with this comment in its annual update filing.

General

11.     Comment:             As filed on EDGAR, the registration statement does not appear to include page numbers. Please consider adding page numbers to the document.

Response:                                        The Fund will revise the disclosure consistent with this comment in its annual update filing.

12.     Comment:             We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response:                                        Although the Fund believes that the September 30, 2011 filing was complete, the Fund notes that the staff reserves the right to comment on any disclosures made in response to this letter, on any information supplied supplementally, or on any exhibits added in any amendments.

13.     Comment:             Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:                                        The Fund has not, and does not expect to, submit an exemptive application or no-action request in connection with the registration statement.

14.     Comment:             Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.  Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure

Response:                                        The Fund notes the staff comment and, where no change will be made in the annual update filing in response to a comment, has provided a brief statement for the basis of its position in this letter.

15.     Comment:             We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please furnish the Tandy representations via EDGAR Correspondence in regard to this registration statement.

Response:                                       These representations are included as an exhibit to this letter.

Sincerely,

/s/ Stephen R. Ferrara

Stephen R. Ferrara

cc:                   Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Alternative Strategies Fund

200 Hopmeadow Street

Simsbury, CT 06089

December 28, 2011

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               The Hartford Alternative Strategies Fund (the “Fund”) (SEC File No. 811-22610) Registration Statement on Form N-1A (the “Registration Statement”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Fund to comments you provided with respect to the Registration Statement, the Fund hereby acknowledges that:

•                  the Fund is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Fund may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
The Hartford Alternative Strategies Fund